Exhibit(c)(5)

DRAFT The Special Committee of the Board of Directors Regarding Project Silver Confidential Discussion Materials Prepared for: August 25, 2004 CONFIDENTIAL

Table of Contents Presentation to The Special Committee of the Board of Directors Regarding Project Silver 1. Situation Update 2. Preliminary Valuation Summary Merrill Lynch prohibits (a) employees from, directly or indirectly, offering a favorable research rating or specific price target, or offering to change such rating or price target, as consideration or inducement for the receipt of business or for compensation, and (b) Research Analysts from being compensated for involvement in investment banking transactions except to the extent that such participation is intended to benefit investor clients.

Situation Update

1 Situation Update Summary of Events to Date Where We Left Off in May. . . Silver informed Goldner Hawn Johnson & Morrison ("GHJM") that it would not proceed with a "going- private" transaction at GHJM's proposed offer price of $16.00 per share Silver share price: $12.94 Where We Stand Today . . . GHJM is near the successful completion of Marathon V (a $400 million fund) GHJM contacted Silver seeking to reinitiate discussions and indicated a proposed offer price of $19.00 per share, which was the price at which the Special Committee was willing to proceed in May On August 19, 2004 Silver reported 2Q earnings Improved net income Declining LTM EBITDA 2Q comp store sales of 2.1% for Silver (vs. (4.0%) in 2Q 2003) and 0.7% for Platinum (vs. 3.3% in 2Q 2003) Silver share price: $16.80 (30% appreciation since May 4, 2004)

2 Situation Update Implied Silver Values and Multiples (Dollars in Millions, Except per Share Data) ____________________ Note: All financial projections based on Silver management estimates. Year represents calendar year. Fiscal year ends January following the calendar year. (1) Closing prices of $12.94 and $16.80 as of May 4, 2004 and August 23, 2004, respectively. (2) Calculated based on the treasury stock method. Based on 29.3 million basic shares outstanding for May 3, 2004 GHJM proposal and 29.4 million basic shares outstanding for August 18, 2004 GHJM proposal/Current Price, respectively. 1.3 million in the money options at exercise price of $10.20. (3) May 3, 2004 GHJM Proposal net debt includes $393 million of debt and $23 million of cash per FY 2003; August 18, 2004 GHJM proposal/Current Price net debt includes $424 million of debt and $33 million of cash per 2Q '04 earnings release. Figures do not include off-balance sheet items. (4) LTM for previous management projections reflects 2003A results; LTM for current management projections reflects LTM as of Q2 '04 (July 31, 2004) (5) May projections reflect management plan as of May 3, 2004. (6) August projections reflect management forecast as of August 18, 2004.

3 Situation Update Implied Premiums to Silver's Historical Trading Values GHJM's offer represents approximately a 13% premium to Silver's current share price, but nearly a 30% premium to the one-year average

4 Situation Update Stock Price Performance Last Three Years ____________________ Source: Factset Database. Note: Current price as of August 23, 2004. 52-Week high and low based on closing prices. Current $16.80 52-Wk High $17.01 52-Wk Low $12.22 GHJM Offer $19.00

Preliminary Valuation Summary

5 Preliminary Valuation Summary Actual vs. Plan (Dollars in Millions, Except per Share Data)

6 Preliminary Valuation Summary Summary Financials Reduced Capex Case Base Case ____________________ Source: Silver management plan, adjusted to reflect revised forecast trend. Note: Year represents calendar year. Fiscal year ends January following the calendar year. Note: Dollars in millions, except per share data. 2006-2008 revenue growth consistent with management plan 2006-2008 EBITDA margin reduced by approximately 0.2% reflecting 2004/2005 trend 2004/2005 consistent with management forecast dated 08/18/04 2006 - 2008 consistent with management plan 2004/2005 consistent with management forecast dated 08/18/04 2005-2008 revenue growth consistent with management reduced capex case 2005-2008 EBITDA margin reduced by approximately 0.2% reflecting 2004/2005 trend 2004 consistent with management forecast dated 08/18/04 2005 - 2008 consistent with management reduced capex case 2004 consistent with management forecast dated 08/18/04

7 Preliminary Valuation Summary Overview Illustrative Valuations for Selected Alternatives ____________________ Note: Valuation as of August 25, 2004. Assumes net debt of $391.0 million and 29.4 million basic shares outstanding. Analysis includes "in-the-money" options, as applicable. All figures rounded to nearest $0.25. Current price of $16.80 per share as of August 23, 2004. Year represents calendar year. Fiscal year ends January following the calendar year. Note: Dashed line for LBO analysis depicts potential value, assuming Silver capital structure as of 1/30/05, per management forecast. GHJM Offer Price: $19.00 Multiples Analysis 5.0x - 6.0x LTM EBITDA of $181 mm 4.0x - 5.0x Base Case 2009E EBITDA of $257 mm 10% - 12% WACC 25% - 35% Targeted 5-Year Return Exit Multiple: 4.75x - 5.25x 2009E EBITDA Reduced Capex Case Base Case 11.7x Forward EPS 14% Discount Rate 52-Week Trading Range Acquisition Comparables Discounted Cash Flow Analysis Leveraged Buyout Analysis Present Value of Projected Share Price Premium Analysis 15% - 30% Premium to Current Price

8 Preliminary Valuation Summary Acquisition Pricing Matrix (Dollars in Millions, Except per Share Data) ____________________ Note: Closing price of $16.80 as of August 23, 2004. Note: Year represents calendar year. Fiscal year ends January following the calendar year. (1) Includes $424 million of debt and $33 million of cash.

9 Preliminary Valuation Summary Future Share Price Analysis FY EPS Estimates (1) Potential Future Share Price @ Forward P/E Multiple (11.7x) Note: Year represents calendar year. Fiscal year ends January following the calendar year. (1) Based on estimates per management base case plan, adjusted per ML IBK estimates. (2) Based on the mid-point of an assumed discount rate range of 12.0% - 16.0%. Discounted to August 25, 2004. (3) Stock price as of August 23, 2004. Present Value of Share Price Based on 11.7x Forward P/E (2) Current Stock Price (3): $16.80 Prem./(Disc.) To Current Price: 0.0% (6.8%) (6.6%) (4.1%) (1.2%) GHJM Offer Prem./(Disc.): 13.1% 21.3% 21.1% 18.0% 14.5%

10 Preliminary Valuation Summary Selected Retail LBOs Dollars in Millions ____________________ Note: K.B. Toys and MicroWarehouse entered bankruptcy post their respective LBO transactions. (1) Silver premium in comparison to dates prior to August 19th conversation.

11 Preliminary Valuation Summary DCF - EBITDA Multiple Method Reduced Capex Case Base Case ____________________ Note: Valuation as of August 25, 2004. Assumes $424 million of debt and $33 million of cash per 2Q, 2004. Assumes 29.4 million basic shares outstanding and "in-the-money" options as applicable. DCF valuation includes benefit of asset sales in 2nd half 2004 and 2005.

12 Preliminary Valuation Summary LBO Analysis - $19.00 Offer Price Returns Analysis - 1/30/05 Capital Structure Returns Analysis - 7/31/04 Capital Structure Sources of Funds - 7/31/04 Capital Structure Sources of Funds - 1/30/05 Capital Structure ____________________ Source: Silver management reduced capex case projections, as adjusted. Note: Based on GHJM proposed capital structure. Interest rate assumptions per Merrill Lynch IBK estimates. Year represents calendar year. Fiscal year ends January following the calendar year. Dollars in Millions. Uses of Funds - 7/31/04 Capital Structure Uses of Funds - 1/30/05 Capital Structure

13 Preliminary Valuation Summary Sensitivity to Offer Price Return Sensitivity Based on 1/30/05 Capital Structure Returns Sensitivity Based on 7/30/04 Capital Structure Sensitivity Analysis Based Upon GHJM Capital Structure (Fixed Debt/Increased Equity) and Management Reduced Capex Case